

CONSOLIDATED TOMOKA

Daytona Beach, Florida

LAND + INCOME

INVESTOR PRESENTATION
2nd QUARTER 2013

If we refer to "we," "us," "our," or "the Company," we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as 'will,' 'anticipate,' 'assume,' 'believe,' 'estimate,' 'expect,' 'intend,' 'believes,' or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. All such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov.

CTO: a Snapshot

$ in millions (except share data)

Ticker:	CTO
Current Trading Price (as of August 15, 2013)	$36.90
52-week Trading Range per Share (as of August 15, 2013)	$42.46 - $27.92
Equity Market Capitalization (as of August 15, 2013)	$215.9
Total Debt*	$44.4
Other Liabilities*	$40.7
Total Enterprise Value	$260.3
Debt less Cash* / Total Enterprise Value	16.6%
TTM Dividend / Yield	$.05 / .14%

*as of June 30, 2013

Conservative Leverage ● Positioned for Growth

CONSOLIDATED TOMOKA

3

CTO: a Snapshot

Land & Subsurface	10,000+ acres (within 9 miles of Ocean, I-95 & I-4) 490,000 acres Subsurface Rights (Hendry, Lee and various other counties)
Income Properties	36 Single-Tenant Income Properties 2 Self-Developed Properties 22 Billboards
Debt Investments	First Mortgage on Upper Upscale Hotel Property
Golf	Semi-Private – LPGA International 36 holes of Championship Golf 3-hole Practice Academy Malcolm's Restaurant & Bar
Other	Timber Management Hunting & Hay Leases

CTO: Why Invest?

- Unlocking value

- Growing positive cash flow

- Continue income investment diversification in location, credit, and product

- Growth runway – modest debt / strong credit line

- Organic capital generation – converting land to income growth

- Florida real estate recovery and population trends

- Trading at low land valuation

Highlights: Moving the Needle

- Income Properties – 2012 to August 15, 2013

  - Acquisitions:
    - Acquired 16 single-tenant income properties
    - $60.0 million aggregate purchase price
    - 5 new states (AZ, CA, CO, IL, WA), 6 new credits
    - Average lease term of 13.2 years

  
  
  
  
  
  
  

  - Dispositions:
    - Sold 5 single-tenant income properties (FL, GA, NC)
    - $19.0 million aggregate sales price
    - Average lease term of 8.1 years

  
  

  - Debt Investments:
    - $19.6 million first mortgage (purchased at a discount to par)

Income Properties: 36 properties - 8 states

As of August 15, 2013



Bank of America
9: CA

BUFFALO WILD WINGS GRILL & BAR
1: AZ

DICK'S SPORTING GOODS
1: GA

PNC
2: FL

BEST BUY
1: GA

CHASE
1: IL

CVS
8: FL

BIG LOTS!
1: AZ

RITE AID
1: WA

Walgreens
4: FL / 1: CO / 1: GA

Harris Teeter Your Neighborhood Food Market
1: NC

LOWE'S
1: NC

Hilton Grand Vacations
2: FL

BARNES & NOBLE BOOKSELLERS
1: FL

Income Properties: Recycling

Walgreens
Kissimmee, FL
Term: 5+ years
Credit: BBB

Big Lots
Glendale, AZ
Term: 10+ years





Better Location ● Longer Lease Term

CONSOLIDATED
TOMOKA

Income Properties: Recycling

PNC Bank
Alpharetta, GA
Term: 7 years
Credit: A



CVS
Clermont, FL
Term: 11.5 years
Credit: BBB



Bank of America - 5 branches
Orange County, CA
Term: 15 years
Credit: A



Better Location • Longer Lease Term • Better Credit

CONSOLIDATED
TOMOKA

Income Properties: Recycling

Northern Tool
Asheville, NC
Term: 7+ years
Credit: N/A

JPMorgan Chase Bank
Chicago, IL
Term: 28+ years
Credit: A+





Better Location • Longer Lease Term • Better Credit

CONSOLIDATED TOMOKA

Income Properties: Recycling

Land Transaction
West of I-95
16.6 acres at $37,245/acre

Buffalo Wild Wings
Phoenix, AZ
Term: 15 years





Non – Income to Income

Income Properties: Recycling

Vacant
Barnes & Noble
Lakeland, FL
Term: N/A
Credit: N/A



Walgreens
Powder Springs, GA
Term: 9 years
Credit: BBB



Walgreens
Boulder, CO
Term: 22+ years
Credit: BBB



Better Location ● Non – Income to Income ● Longer Lease Term

CONSOLIDATED TOMOKA

Income Properties: Diversifying

% based on rent



JPM, 2%
BWW, 1%
BIG, 3%
BKS, 4%
BBY, 4%
PNC, 4%
Dicks, 5%
CVS, 21%
RAD, 5%
WAG, 18%
Harris Teeter, 6%
LOW, 6%
HLT, 12%
BAC, 9%

Income Portfolio by Credit

CONSOLIDATED TOMOKA

Income Properties: Diversifying

% based on rent



Income Portfolio by Geography

Income Properties: List of Tenants

Rank	Tenant	GLA (SF)	% of Total	No. of Properties
1	Hilton Resorts Corporation (Office)	133,914	18.2%	2
2	Lowe's	114,734	15.6%	1
3	CVS	101,125	13.8%	8
4	Walgreens	87,175	11.9%	6
5	Bank of America	78,160	10.6%	9
6	Dick's Sporting Goods	46,315	6.3%	1
7	Harris Teeter	45,089	6.1%	1
8	Big Lots	34,512	4.7%	1
9	Best Buy	30,038	4.1%	1
10	Barnes & Noble	28,000	3.8%	1
11	Rite Aid Corp.	16,280	2.2%	1
12	PNC Bank	8,256	1.1%	2
13	Buffalo Wild Wings	6,030	0.8%	1
14	JPMorgan Chase Bank	4,635	0.6%	1
	Totals:	**734,263**	**100.0%**	**36**

Highlights: Improving & Growing

- Golf:
  - Amended lease with the City of Daytona Beach
    - Reduced scheduled rent escalation
  - Renovated clubhouse and pro shop in 2012



  - Expanded F&B service - seating increased 32% to 341
  - Remodeled pro shop - from 3,387 SF to 1,114 SF
  - New club logo and rebranded golf courses
  - Golf membership tripled









CONSOLIDATED TOMOKA

Malcolm's: LPGA International






Highlights: Moving the Needle

- **Debt:**
  - Unsecured line of credit capacity increased to $66M in February 2013
  - Line of credit lending group includes Bank of Montreal, Wells Fargo Bank N.A., and BB&T
  - Amended credit facility in March 2013
    - Expanded capacity to $125M
    - Reduced interest rate 25 bps to L+150 up to L+225
    - Extended maturity to 2016
  - Secured $23.1M 10-year, 3.67% fixed rate mortgage loan on 14 properties with Bank of America
  - Secured $7.3M 5-year, 3.66% fixed rate mortgage loan on two Orlando office properties with UBS

Highlights: Moving the Needle

- **Agriculture:**
  - Approximately 3,400 acres in hay and hunting leases
  - Approximately 6,300 acres in timber production
  - $128K in revenue YTD Q2 2013

- **Subsurface:**
  - 136,000-acre, 8-year lease (no production yet)
  - Royalties on two producing wells on 800 acres - $144K in revenue YTD Q2 2013

- **Billboards:**
  - 22 Billboards
  - $86K in revenue YTD Q2 2013

Shareholder Improvements: Highlights

- Reduced board size from 9 to 8 Directors in 2013

- Additional disclosure and transparency

- Improved shareholder communications

- Shareholder friendly actions
  - ✓ Implemented Clawback Provisions for Stock Grants
  - ✓ Implemented Say on Pay
  - ✓ Implemented Annual Board of Director Elections
  - ✓ Increased Director Stock Ownership Requirements
  - ✓ Eliminated Executive Perks

CONSOLIDATED TOMOKA

Revenue Highlights: Growing

$ in millions

	YTD Q2'13	YTD Q2'12
Income Properties	**$6.41**	$4.36
Number of States	7	4
Number of Properties[1]	35	24
Wtd Avg Lease Term[1]	**10.28**	10.10
Real Estate Operations (Land Transactions, Subsurface)	**$0.64**	$2.00
Golf Operations	$2.78	$2.58
Other (Agriculture)	$0.13	$0.05
Total Revenue	**$9.96**	$8.99

[1] Excluding self-developed properties

Segment Income*: Moving the Needle

$ in millions

	YTD Q2'13	YTD Q2'12
Income Properties	$5.80	$4.04
Real Estate Operations	$0.34	$1.61
Golf Operations	($0.06)	($0.31)
Other (Agriculture)	($0.04)	($0.09)
Total Segment Income	$6.12	$5.25

*Revenues less direct cost of revenue

EPS: Positioned for Growth

	YTD Q2'13	YTD Q2'12
EPS	**$0.10**	**$0.19**

Items Impacting EPS

Land Transactions	$0.00	$0.14
Stock Compensation	($0.06)	($0.05)
Impairments	($0.07)	$0.00
Gain on Sale of Ag Equipment	$0.00	$0.02
Personnel Change	($0.01)	$0.00

Peer Group: CTO Advantage

CTO Advantage



✓ Better location of Land
✓ Income Property Diversification



✓ Better Markets for Income Properties
✓ Better Tenant Credit
✓ Lower Leverage
✓ Internally Generated Capital – Land to Income



✓ Better Tenant Credit
✓ Lower Leverage
✓ Internally Generated Capital – Land to Income

CONSOLIDATED TOMOKA

10,000+ Acres: Well-Positioned Land



- The Company owns 10,000+ acres;
  - 1,500 acres of which are east of I-95
  - 300 acres of which are along I-95
  - Land is located in the City of Daytona Beach

- Land uses include:
  - Medical
  - Office
  - Industrial
  - Retail
  - Multi-Family
  - Residential

CONSOLIDATED TOMOKA

10,000+ Acres: Well-Positioned Land


Jacksonville
Walmart
95
40
Hunter's Ridge
Breakaway Trails
River (Atlantic Intercoastal Waterway)
Florida Hospital
Hinson Middle School
STAGECOACH ROAD EXTENSION
HAND AVENUE EXTENSION
WILLIAMSON BLVD
Advanced Technology College
LPGA BLVD
TYMBER CREEK ROAD EXTENSION
MASON AVE
Sunset Harbor Yacht Club
Ocean Center
News Journal Performance Center
Jackie Robinson Ball Park
Halifax River Yacht Club
Fire Station
TIGER BAY STATE FOREST
Champion Elementary School
Halifax Hospital
Daytona State College
Daytona Beach
92
Volusia Mall
Atlantic Ocean
Bayberry Lakes
GOLF
DUNN AVE OVERPASS
Embry Riddle Aeronautical University
Daytona International Speedway
Daytona International Airport
TENNIS
Grande Champion
Water Treatment Plant
Father Lopez High School
Municipal Stadium
KB Homes
4
Daytona Beach Industrial Park
Orlando
Miami
Ponce Inlet
CONSOLIDATED TOMOKA

Daytona Beach: Well-Positioned Land



AUTO MALL
95
74,500 AADT
MORNING TRAFFIC
EVENING TRAFFIC
LPGA BLVD
Vince Carter's
CORNERSTONE OFFICE PARK
23,210 AADT
13,570 AADT
WILLIAMSON BLVD
CONVENIENCE STORE UNDER CONTRACT

Highlights: Harvesting Value



TOTAL SITE AREA: 25.26 ACRES
LOT NUMBER LOT AREA SQ. FT. LOT AREA ACRES
1 156,506 SQ. FT. 3.59 ACRES
2 94,462 SQ. FT. 2.17 ACRES
3 162,131 SQ. FT. 3.72 ACRES
4 148,334 SQ. FT. 3.40 ACRES
5 73,020 SQ. FT. 1.67 ACRES
6 99,520 SQ. FT. 2.28 ACRES
7 61,308 SQ. FT. 1.40 ACRES
8 58,038 SQ. FT. 1.33 ACRES
50 FT. R/W 16,776 SQ. FT. 0.39 ACRES
80 FT. R/W 53,644 SQ. FT. 1.23 ACRES
70 FT. R/W 42,593 SQ. FT. 0.98 ACRES
TRACT A 134,573 SQ. FT. 3.09 ACRES
LPGA BOULEVARD
WILLIAMSON BOULEVARD
TRACT A

3.4 acres of the 25 acre Williamson Crossing parcel under contract at the corner of Williamson and LPGA Boulevards

CONSOLIDATED TOMOKA

Daytona Beach: Well-Positioned Land



FLORIDA HOSPITAL
MEMORIAL MEDICAL CENTER

60 acres

CONSOLIDATED
TOMOKA

Daytona Beach: Well-Positioned Land



GATEWAY BUSINESS CENTER
PHASE I
10 ACRES / 146,000 SF

DAYTONA BEACH AUTOMALL

I-95

VITAS - 55,000 SF

COSTA DEL MAR - 31,600 SF

ARK TECHNOLOGIES - 50,000 SF

33,000 SF EXPANSION

DAYTONA BEVERAGES
64,240 SF

TELEDYNE
52,000 SF
EXPANSION

TELEDYNE
97,640 SF

PIEDMONT PLASTICS
58,200 SF

MASON AVENUE EXTENSION

MASON COMMERCE CENTER
PHASE II
30,720 SF AVAILABLE
5.5 ACRES

MASON COMMERCE CENTER
PHASE I - 15,360 SF

MASON COMMERCE CENTER
PHASE I - 15,360 SF

WILLIAMSON BOULEVARD

CONSOLIDATED TOMOKA

Daytona Beach: Well-Positioned Land



CONSOLIDATED TOMOKA

CTO: Where does the Stock Market Value our Land?

Trading Value of Land	
Shares	5,849,725
Share Price (as of August 15, 2013)	$36.90
Market Capitalization (as of August 15, 2013)	**$215,854,853**
Debt*	$44,427,033
Deferred Income Taxes*	$33,210,661
Other Liabilities*	$7,517,064
Less: Book Value of Income Properties & Golf*	($153,666,006)
Implied Land Value	**$147,343,605**
Approximate Acres	10,000
Implied Land Value/Acre	**$14,734**

*as of June 30, 2013

Last Land Transaction: 16.6 acres for $37,245 per acre.
Industrial Land West of I-95 in June 2012.

CONSOLIDATED TOMOKA

Highlights: Harvesting Value

- Land Transactions:
  - Sold 16.6 acres for $37,245 per acre in June 2012
  - 3.4 acres of the 25 acre Williamson Crossing parcel under contract at corner of LPGA & Williamson Blvds (east of I-95)



40
95
FLORIDA HOSPITAL
HINSON MIDDLE SCHOOL
ADVANCED TECNOLOGY COLLEGE
DAYTONA WEST
CHAMPION ELEMTARY SCHOOL
DAYTONA STATE COLLEGE
TIGER BAY STATE FOREST
USTA TENNIS
LPGA INTERNATIONAL
DAYTONA INTL SPEEDWAY
DAYTONA INTL AIRPORT
FATHER LOPEZ HIGH SCHOOL
95
95
4
92
to Orlando

CONSOLIDATED TOMOKA

33

Daytona Beach: Housing Rebound



Single Family Housing Unit Permits
Deltona – Daytona Beach – Ormond Beach, FL
TTM Aggregate Total (August – July)

928

60%

582

551 — 6%

2010-2011   2010-2012   2010-2013

*Source: US Census Bureau-Construction Data

Daytona Beach: Housing Rebound



Single Family Homes – Closed Sales
TTM (August-July) 3-Year Comparison

4021

12%

3602

3%

3486

2010-2011   2011-2012   2012-2013

*Source: Daytona MLS

CONSOLIDATED
TOMOKA

Daytona Beach: Well-Positioned Land

FLORIDA PROJECTED TO INCREASE BY AVG 56,000 (60-75 YR OLD) HOUSEHOLDS PER YEAR

Florida Population of 60-75 Year Olds
2010, 2015, 2020, 2025



NOTE: Mortality rates in 2010 and 2015 were applied to population estimates for 2020 and 2025
[1] Metlife and Del Webb 2010 Surveys of 50+

Daytona Beach: Well-Positioned Land

HH - Households

FLORIDA

Top 10 States of 55 to 74 HH In-Migrating to Florida
2010



WEST
MIDWEST
NORTHEAST
SOUTH
PACIFIC
MOUNTAIN
WEST NORTH CENTRAL
EAST NORTH CENTRAL
MIDDLE ATLANTIC
NEW ENGLAND
SOUTH ATLANTIC
EAST SOUTH CENTRAL
WEST SOUTH CENTRAL
LEGEND
REGION
DIVISION
STATE

Top 10 In Migrating States (age 55-74):

New York: 7,306
Michigan: 4,186
Illinois: 3,248
New Jersey: 2,737
North Carolina: 2,692
Ohio: 2,664
Massachusetts: 2,581
Pennsylvania: 2,472
Virginia: 2,191
Connecticut: 1,672

Total In-State HH Migration (age 55-74): 128,773

Total Out-of-State HH Migration (age 55-74): 53,970

SOURCE: 2010 American Community Survey, PUMA Data

CONSOLIDATED TOMOKA

Daytona Beach: Other Highlights

- Embry Riddle Aeronautical University:
  - $39 million, 140,000 square-foot College of Arts and Sciences building
  - 220,000 square-foot student center

- I-4:
  - Widening is in full-throttle mode
  - $134 million project will provide more capacity along I-4 through to the I-95 interchange
  - Estimated to be completed in October 2014

- ONE Daytona:
  - Approved for a 180-acre development including entertainment, restaurants, retail, hotel and residential uses
  - Several hundred million dollars invested locally

- Daytona Rising:
  - $400 million renovation of Daytona International Speedway

Top Institutional Shareholders

as of 6/30/2013



SHAREHOLDER	SHARES	%
Wintergreen Advisers LLC	1,543,075	26.31
Third Avenue Management LLC	543,230	9.26
BlackRock Institutional	371,710	6.34
Brookfield Asset Management	249,970	4.26
Vanguard Group, Inc.	161,440	2.75
Dimensional Fund Advisors, Inc.	155,961	2.66
Carlson Capital LP	140,000	2.39
Royce & Associates Inc.	116,314	1.98
TOP SHAREHOLDERS	**3,281,700**	**55.95%**

Management: Experienced Team

		Started with Company
John P. Albright President and CEO	• Archon Capital, a Goldman Sachs Company • Morgan Stanley • Crescent Real Estate Equities	2011
Mark E. Patten Senior Vice President and CFO	• Simply Self Storage • CNL Hotels & Resorts • Vistana Inc. • KPMG	2012
Steven R. Greathouse Vice President – Investments	• N3 Real Estate • Morgan Stanley • Crescent Real Estate Equities	2012
Teresa J. Thornton-Hill Vice President - Corporate Counsel	• ICI Homes • Cobb Cole • Rogers Towers, P.A.	2005
Linda Crisp Vice President - Corporate Secretary	• 37 years with CTO	1976
Jeff Robbins Director of Real Estate	• Robbins Development Partners, Inc. • Broad Street Partners, LLC • JLL	2012

CONSOLIDATED TOMOKA

Management: Board of Directors

		Director Since
John P. Albright	President & Chief Executive Officer of the Company	2012
John J. Allen	President of Allen Land Group, Inc.	2009
William H. Davison	Retired President & CEO of SunTrust Bank, East Central Florida	2007
Jeffry B. Fuqua	Chairman of the Board of the Company and President of Amick Holdings, Inc.	2009
William L. Olivari	Certified Public Accountant and Partner of Olivari and Associates	2008
Howard C. Serkin	Chairman of Heritage Capital Group, Inc.	2011
A. Chester Skinner, III	President of Skinner Bros. Realty Co.	2010
Thomas P. Warlow, III	President & Chairman - The Martin Andersen-Gracia Andersen Foundation, Inc.	2010

Contact Us

Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard
Daytona Beach, FL 32117

main: 386.274.2202
fax: 386.274.1223
email: info@ctlc.com
NYSE MKT: CTO

For additional information, please see our Annual Report on Form 10-K for the year ended December 31, 2012, a copy of which may be obtained by writing the corporate secretary at the address above, or at www.ctlc.com.

Discover Daytona West at www.exploredb.com

CONSOLIDATED TOMOKA